

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

<u>Via E-mail</u>
Alfred E. Booth, Jr.
President and Chief Executive Officer
Zegarelli Group International, Inc.
80679 Camino Santa Elise
Indio, California 92203

> **Re:**   **Zegarelli Group International, Inc.**
> **Form 10-12G**
> **Filed October 30, 2012**
> **File No. 000-19227**

Dear Mr. Booth:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Craig Slivka, for

　　　　　　　　　　　　Pamela Long
　　　　　　　　　　　　Assistant Director

Cc:　　<u>Via E-mail</u>
　　　　William B. Barnett, Esq.